Exhibit 99.1

Brookfield Infrastructure Partners L.P.

NOTICE

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
2013 Third Quarter Conference Call and
Webcast for Investors and Analysts

                  Date:             Wednesday, November 6th, 2013
                  Time:             9:00 a.m. (ET)

You are invited to participate in Brookfield Infrastructure Partners’ 2013 Third Quarter Conference Call & Webcast on Wednesday November 6, 2013 at 9:00 a.m. (Eastern Time) to discuss results and current business initiatives with members of senior management.

These results will be released on Wednesday, November 6, 2013 at approximately 8:00 a.m. (Eastern Time) and will also be available following the release on our website at www.brookfieldinfrastructure.com.

To participate in the conference call please dial 1-800-319-4610 toll free in North America, or for overseas calls please dial  +1-631-982-4565 at approximately 8:50 a.m. The Conference Call will also be Webcast live at http://services.choruscall.ca/links/bip131106.html where it will be archived for future reference.

For those unable to participate in the Conference Call, a taped rebroadcast will also be available until midnight on December 6, 2013. To access this rebroadcast, please call 1-800-319-6413 or outside Canada & U.S. Please call +1-604-638-9010 (password: 9245#).

If you have any questions about the Conference Call, please contact Tracey Wise, Vice President, Investor Relations, Brookfield Asset Management Inc. at 416-956-5154 or by email at tracey.wise@brookfield.com.

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy in North and South America, Australasia and Europe. The payout policy targets 5% to 9% annual growth in distributions.  Units trade on the New York Stock Exchange under the symbol BIP and the Toronto Stock Exchange under the symbol BIP.UN. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

[October 7, 2013]